

August 8, 2007

By facsimile to (775) 575-1261 and U.S. Mail

Mr. Alexander Dannikov
President
Bosco Flooring, Inc.
26 Utkina Street, Apt. 10
Irkutsk, Russia 664007

Re: Bosco Flooring, Inc.
       Registration Statement on Form SB-2
       Filed July 12, 2007
       File No. 333-144509

Dear Mr. Dannikov:

We reviewed the filing and have the comments below.

Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1.   Please update the financial statements and the auditor's consent in the amended filing. See Item 310(g) of Regulation S-B.

Termination of the Offering, page 6

2.   Disclosure states that the offering will conclude when all of the 2,240,000 shares of common stock have been sold or Bosco Flooring, Inc. or Bosco in its sole discretion decides to terminate the registration of the shares. Since Bosco is relying on Rule 415(a)(1) of Regulation C under the Securities Act for the offering, Bosco may only register securities in an amount which at the time the registration statement becomes effective is reasonably expected to be offered and sold within two years from the registration statement's initial effective date. See Rule 415(a)(2) of Regulation C under the Securities Act. Please revise to clarify that the offering must terminate within two years from the registration statement's initial effective date.

Risk Factors, page 7

3.   Disclosure indicates that Bosco's sole director and officer, Mr. Alexander Dannikov, is not a resident of the United States. Consequently, it may be difficult for investors to effect service of process on Mr. Dannikov in the United States and to enforce in the United States judgments obtained in United States courts against Mr. Dannikov based on the civil liability provisions of the United States securities laws. Include as a discrete risk factor disclosure of the difficulty that investors may have in effecting service of process on Bosco's sole director and officer in the United States and in enforcing in the United States judgments obtained in United States courts against him based on the civil liabilities provisions of the United States securities laws. Further, if a substantial portion of Bosco's assets is located outside the United States, provide comparable risk factor disclosure of the difficulty that investors may have in effecting service of process on Bosco and in enforcing in the United States judgments obtained in United States courts against Bosco based on the civil liabilities provisions of the United States securities laws.

4.   Disclosure in the management section indicates that Mr. Dannikov serves also as general manager of Irkut Corporation. Include as a discrete risk factor disclosure of Mr. Dannikov's potential conflicts of interests, including the amount of time that he is able to dedicate to Bosco and its business. We note the disclosure in the fourth risk factor that Bosco depends on Mr. Dannikov's services for the future success of its business.

5.   The second risk factor and the business section under "Agreement with Our Supplier" refer to Bosco's marketing and sales distribution agreement with "Bossco-Laminate Co., Ltd.," and the marketing and sales distribution agreement filed as exhibit 10.1 refers to "Bosco-Laminate Co., Ltd." and "Bossco-Laminate Co." Please reconcile the disclosures and ensure that the correct name of the supplier is included in the prospectus and the

exhibit. Additionally, advise us whether the supplier is an affiliate of Bosco. See Rule
405 of Regulation C under the Securities Act for the definition of "affiliate."

Selling Shareholders, page 10

6.   Consider adding disclosure that the term selling shareholders includes the selling
        shareholders and their transferees, pledgees, donees, or their successors.

7.   Confirm that none of the selling shareholders is a broker-dealer or a broker-dealer's
        affiliate.

8.   State that Bosco will file a prospectus supplement to name successors to any named
        selling shareholders who are able to use the prospectus to resell the securities.

Directors, Executive Officers, Promoters and Control Persons, page 15

9.   Disclosure indicates that Mr. Dannikov has worked as general manager of Irkut
        Corporation since November 2006. Expand the disclosure to indicate the amount of time
        that Mr. Dannikov dedicates to Bosco and its business.

Interests of Named Experts and Counsel, page 18

10.   Include counsel's address as required by paragraph 23 of Schedule A to the Securities
        Act.

Exhibit Index

11.   Include an exhibit index immediately before the exhibits as required by Rule 102(d) of
        Regulation S-B.

Exhibit 5.1

12.   Counsel must consent also to being named in the registration statement. See Rule 436 of
        Regulation C under the Securities Act. Please revise.

Closing

        File an amendment to the SB-2 in response to the comments. To expedite our review,
Bosco may wish to provide us three marked courtesy copies of the amendment. Include with the
filing any supplemental information requested and a cover letter tagged as correspondence that
keys the responses to the comments. If Bosco thinks that compliance with any of the comments

is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Bosco and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If Bosco requests acceleration of the registration statement's effectiveness, Bosco should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Bosco from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- Bosco may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Bosco provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-

3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

                          Very truly yours,

                          Jennifer R. Hardy
                          Legal Branch Chief

cc: Nevada's Best Incorporators
        Attention: Mr. Robert C. Harris
        Agent for Service, Bosco Flooring, Inc.
        564 Wedge Lane
        Fernley, NV 89408